Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods shown on a combined basis for the Predecessor period and on a consolidated basis for the Successor period. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. The term “fixed charges” means the sum of the following: (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, (iii) an estimate of the interest within rental expense, and (iv) loss on early extinguishment of debt representing write-off of unamortized debt issue cost, original issue discount and call premium fees.

	Predecessor			Successor	Predecessor	Successor
				Period from inception (April 20) to December 31, 2012	Three months ended March 31, 2012	Three months ended March 31, 2013

	Years Ended December 31,		Period from January 1 to June 6, 2012

	2010	2011
($ in millions, except ratios)	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings
Pre-tax income (loss) from continuing operations	$35,642	$24,740	$(12,436)	$(84,105)	522	(28,056)
Fixed charges	2,659	2,438	1,050	50,578	627	18,267

Earnings	$38,301	$27,178	$(11,386)	$(33,527)	1,149	(9,789)

Fixed Charges
Interest expense	$—	$63	$—	$39,662	2	16,361
Amortization of original issue discounts related to indebtedness	—	—	—	1,102	—	541
Amortization of debt issue costs	—	—	—	1,630	—	665
Unamortized debt issue costs written off	—	—	—	2,405	—	—
Unamortized original issue discount written off	—	—	—	2,705	—	—
October 2012 debt refinancing costs	—	—	—	1,587	—	—
Estimate of interest in rental expense	2,659	2,375	1,050	1,487	625	700

Total fixed charges	$2,659	$2,438	$1,050	$50,578	627	18,267

Ratio of Earnings to Fixed Charges (1)	14.4	11.1	—	—	1.8	—

Additional Pre-Tax Earnings to Achieve 1:1 Ratio	$—	$—	$12,436	$84,105	$—	$28,056

(1)	The ratio of earnings to fixed charges is computed by dividing earnings (loss) from operations plus fixed charges by fixed charges.

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